UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                              Benjamin Moore & Co.
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                                (Name of Issuer)

                     Common Stock, Par Value $10. Per Share
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                         (Title of Class of Securities)


                                 (CUSIP Number)

   John T. Rafferty, 51 Chestnut Ridge Road, Montvale, NJ 07645 (201) 573-9600
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                              January 30, 1996 Sale
           ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP NO._____________________________       PAGE     2      OF     5     PAGES
                                                  ----------    ---------

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Benjamin M. Belcher, Jr.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
       GROUP*                                                       (a)  | |

                                                                    (b)  |X|
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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS*

       No Funds Involved -- 00
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  5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    | |

       Not Applicable
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                     7   SOLE VOTING POWER

    NUMBER OF            118,603
                   -------------------------------------------------------------

      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            1,570,205

                   -------------------------------------------------------------
       EACH          9   SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             118,603
                   -------------------------------------------------------------

       WITH         10   SHARED DISPOSITIVE POWER

                         1,570,205

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,688,808
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                            |X|

       Excludes 1,724 shares owned by wife as to which beneficial ownership is disclaimed.

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.87% based on 9,448,842 shares outstanding on February 6, 1996.

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                                             Page 3 of 5 Pages

                                  SCHEDULE 13D

      Item 1.           SECURITY AND ISSUER

                        Common Stock, Par Value $10.00 Per Share
                        Benjamin Moore & Co.
                        51 Chestnut Ridge Road
                        Montvale, New Jersey 07645

      Item 2.           IDENTITY AND BACKGROUND

                        (a)   Benjamin M. Belcher, Jr.

                        (b)   Benjamin Moore & Co.
                              51 Chestnut Ridge Road
                              Montvale, New Jersey 07645

                        (c) Executive Vice President, Director, Benjamin Moore & Co.; Manufacture, sale and distribution of a broad line of coatings (paints, stains and clear finishes) and production finishes coatings.

                        (d)   No.

                        (e)   No.

                        (f)   United States of America

      Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                        No funds involved. On January 30, 1996, 231 shares of Common Stock were sold by the reporting person, as co-trustee of a trust, in a private sale at a purchase price of $78.09 per share.

      Item 4.           PURPOSE OF TRANSACTION

                        (a) through (j)

                        None.

      Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                        (a)   1,688,808 -- 17.87%. The 1,688,808 shares consist
                              of 118,603 shares as to which there is sole voting and dispositive power and 1,570,205 shares as to which there is shared voting and dispositive power. Of the 1,570,205 shares, 596,998 shares are held by two trusts of which the reporting person is a co-


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                                                                   Page 4 of 5


                              trustee, 396,378 shares are held by trusts under a will, of which the reporting person is a co-trustee, 43,200 shares are held by one trust as to which the reporting person is a co-trustee, 48,000 shares are held by six trusts as to which the reporting person is a co-trustee and 485,629 shares are held by the Issuer's Employees' Stock Ownership Benefit Plan, which shares are voted at the direction of the Employee Participants.

                              At February 6, 1996 there were 9,448,842 shares of Common Stock, Par Value $10.00 Per Share, issued and outstanding.

                        (b)   sole power to vote or to direct the vote: 118,603

                              shared power to vote or to direct the  vote:
                              1,570,205

                              sole power to dispose or to direct the disposition
                              of:   118,603

                              shared power to dispose or to direct the
                              disposition of:  1,570,205

                        The shared power to vote or to direct the disposition of 1,570,205 shares is shared with Sara B. O'Connor, John
                        C. Moore, Richard Roob, Maurice C. Workman and Charles
                        C. Vail, each of whom is a Director of Benjamin Moore & Co., except that John C. Moore is a retired Director who owns beneficially (within the meaning of the applicable rules and regulations of the Securities and Exchange Commission) more than five percent of the Issuer's Common Stock, and three individuals having no affiliation with the Issuer. As to all of the named persons, the answers in subparagraphs (b) through (f) of
                        Item 2 above, except for the title of Executive Vice President, are applicable and are to be deemed repeated herein as to such persons and except that John C. Moore is retired. As to the individuals, the answers in subparagraphs (d) through (f) of Item 2 above are applicable and are to be deemed repeated herein as to such persons.

                        (c) On January 30, 1996 the reporting person, as co-trustee of a trust, sold 231 shares of Common Stock in a private sale at a purchase price of $78.09 per share. On January 2, 1996 the reporting person disposed of 316 shares of Common Stock by gift to charity. On December 21, 1995 the reporting person, as co-trustee of a trust, sold 546 shares of Common Stock in a private sale at a purchase price of $78.33 per share. On December 19, 1995 the reporting person, as co-trustee of the Issuer's Employees' Stock Ownership Benefit

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                                                                  Page 5 of 5



                              Plan, transferred 476 shares to a Plan participant other than the reporting person. On December 4, 1995, the reporting person disposed of 403 shares of Common Stock by gift to charity.

                        (d)   Not Applicable.

                        (e)   Not Applicable.

      Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                        None.

      Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                        None.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                /s/ Benjamin M. Belcher, Jr.
                                                Signature
      Date:  February 7, 1996                   Benjamin M. Belcher, Jr.
                                                Individual